UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

m a t e r i a l f a c t

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) hereby announces to its shareholders and the market in general that after 9 years of valuable contribution to Santander Brasil and its stakeholders as a Board Member and as Executive Vice-president with the roles of CFO and Investor Relations Officer, Mr. Angel Santodomingo Martell, has accepted an invitation to take a new and relevant role at Santander Group, the controlling shareholder of the Company. He was promoted to Head of Strategy at Santander Group and to Chief of Staff of the Executive Chair, Ms Ana Botín, to whom he will report directly. Mr. Angel came to Brazil on early 2014, taking a key role in the growth of our business, standing out as one of the most relevant leaders in building what is Santander Brasil today. Upon taking this new role, Mr. Angel Santodomingo will step down, on March 20, 2023, from his role as Executive Vice President of Santander Brasil.

As his successor for the position of Executive Vice-president, with the roles of CFO and Investor Relations Officer of Santander Brasil, the Board will appoint Mr. Gustavo Alejo Viviani, an economist graduated from the Pontifícia Universidade Católica de São Paulo and CFA (Chartered Financial Analyst) from the CFA Institute. Mr. Gustavo has been with Santander Brazil for 23 years now, with relevant passages and material results in areas such as Risks, Corporate Banking and Collections. In 2019, already in the quality of Executive Officer, he has taken the role of CFO for the Retail Business, where he has, up to this moment, materially supported the transformation process that Santander Brazil is implementing in the development of its main business.

Santander Brasil hereby publicly registers its gratitude to Mr. Angel’s relevant contributions to the Company. During his tenure Santander Brazil has had its Investor Relations Program and Team repeatedly ranked as best in class in LatAm by the Institutional Investor rankings. The members of the Board of Officers and of the Board of Directors wish Mr. Angel great success in his new roles and, equally to Mr. Gustavo Alejo, in his new roles with Santander Brasil.

A hand-over period will begin immediately, lasting until March 20, 2023.

São Paulo, February 16, 2023

BANCO SANTANDER (BRASIL) S.A.

Mario Roberto Opice Leão	Angel Santodomingo
CEO	CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 16, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer